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                              July 21, 2022

       Eric Seeton
       Chief Financial Officer
       Franchise Group, Inc.
       109 Innovation Court, Suite J
       Delaware, OH 43015

                                                        Re: Franchise Group,
Inc.
                                                            Form 10-K for the
year ended December 25, 2021
                                                            Filed on February
23, 2022
                                                            File No. 001-35588

       Dear Mr. Seeton:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 25, 2021

       Note 2. Acquisitions, page 57

   1. Please disclose a qualitative description of the factors that resulted in goodwill and the amount of goodwill that
is expected to be deductible for tax purposes related to the Sylvan and Pet Supplies Plus
acquisitions. See ASC 805-30-50-1(a) and ASC 805-30-50-1(d).
       Note 7. Revenue, page 68

   2. Please revise to disclose in all future filings the amount of revenue recognized in the reported period that
was included in the contract liability balance at the beginning of the period. Refer to ASC
606-10-50-8(b).
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Eric Seeton
Franchise Group, Inc.
July 21, 2022
Page 2

      You may contact Ameen Hamady at 202-551-3891 or Kristi Marrone at
202-551-
3429 with any questions.



FirstName LastNameEric Seeton                         Sincerely,
Comapany NameFranchise Group, Inc.
                                                      Division of Corporation
Finance
July 21, 2022 Page 2                                  Office of Real Estate &
Construction
FirstName LastName